UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1	NAMES OF REPORTING PERSONS Brightest Power Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,989,448 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,989,448 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,989,448 ordinary shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Including 6 ordinary shares and 554,969 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). See Item 4 below.
(2)	Based on the 267,287,253 ordinary shares outstanding as of December 31, 2013.

CUSIP NO. G84381 105	Schedule 13 G

1	NAMES OF REPORTING PERSONS Jianhua Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,989,448 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,989,448 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,989,448 ordinary shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Including 6 ordinary shares and 554,969 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). See Item 4 below.
(2)	Based on the 267,287,253 ordinary shares outstanding as of December 31, 2013.

CUSIP NO. G84381 105	Schedule 13 G

1	NAMES OF REPORTING PERSONS Aihua Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,989,448 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,989,448 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,989,448 ordinary shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Including 6 ordinary shares and 554,969 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). See Item 4 below.
(2)	Based on the 267,287,253 ordinary shares outstanding as of December 31, 2013.

PRELIMINARY NOTE: This Amendment No. 7 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 14, 2008, as amended (the "Statement"), with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company. Except to the extent supplemented by the information contained in this Amendment No. 7, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1(a).	NAME OF ISSUER:

China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING:

Brightest Power Holdings Limited

Mr. Jianhua Zhao

Ms. Aihua Wang

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

The address of Mr. Jianhua Zhao is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

The address of Ms. Aihua Wang is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:

The place of organization of Brightest Power Holdings Limited is British Virgin Islands.

Mr. Jianhua Zhao is a citizen of Australia.

Ms. Aihua Wang is a citizen of Australia.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value

ITEM 2(e).	CUSIP NUMBER:

G84381 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Brightest Power Holdings Limited	9,989,448 ordinary shares	3.7%	9,989,448	0	9,989,448	0
Mr. Jianhua Zhao	9,989,448 ordinary shares	3.7%	0	9,989,448	0	9,989,448
Ms. Aihua Wang	9,989,448 ordinary shares	3.7%	0	9,989,448	0	9,989,448

As of December 31, 2013, Brightest Power Holdings Limited, a British Virgin Islands company, is the beneficially owner of 6 ordinary shares and 554,969 American Depositary Shares, each representing 18 ordinary shares (“ADSs”). 50% equity interest in Brightest Power Holdings Limited is owned by Mr. Jianhua Zhao and the remaining 50% is owned by Ms. Aihua Wang. Mr. Jianhua Zhao and Ms. Aihua Wang are husband and wife. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jianhua Zhao and Ms. Aihua Wang may be deemed to beneficially own all of the shares held by Brightest Power Holdings Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

As of December 31, 2013, each Reporting Person has ceased to be the beneficially owner of five percent or more of the Issuer’s outstanding ordinary shares.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2014

Brightest Power Holdings Limited	By:	/s/ Jianhua Zhao
	Name:	Jianhua Zhao
	Title:	Director

Jianhua Zhao	By:	/s/ Jianhua Zhao
Jianhua Zhao

Aihua Wang	By:	/s/ Aihua Wang
Aihua Wang

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of day 29th day of January 2014.

Brightest Power Holdings Limited	By:	/s/ Jianhua Zhao
	Name:	Jianhua Zhao
	Title:	Director

Jianhua Zhao	By:	/s/ Jianhua Zhao
Jianhua Zhao

Aihua Wang	By:	/s/ Aihua Wang
Aihua Wang